Heath D. Linsky
November 29, 2010	404-504-7691
hdl@mmmlaw.com
VIA FEDERAL EXPRESS	www.mmmlaw.com

Ms. Sonia Barros, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Carter Validus Mission Critical REIT, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed November 16, 2010
File No. 333-165643

Dear Ms. Barros:

On behalf of Carter Validus Mission Critical REIT, Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 4 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2010 (Registration No. 333-165643) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

The Company’s responses to comments of the Staff set forth in the Commission’s letter dated November 24, 2010, are provided below. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus portion of the Amendment (the “Prospectus”).

Compensation to Our Advisor and its Affiliates, page 13

1.	We note your disclosure that if your advisor sources a property that you acquire, and if the property, net of all fees and expenses, will have a yield that is reasonably expected to generate MFFO sufficient to fully cover an 8.0% distribution, then we will pay to your advisor a sourcing fee of up to 1% of the contract purchase price of each such property acquired. Please revise your disclose to explain how you will calculate the various components of this sourcing fee. For example, describe how you will calculate property yield, how you will determine that the yield is reasonably expected to generate sufficient MFFO and what you mean by the statement that MFFO is sufficient to fully cover an 8% distribution.

Buckhead Office	1600 Atlanta Financial Center	With offices in	Washington, DC
(404) 233-7000	3343 Peachtree Road, N. E.		Raleigh-Durham, N.C.
Atlanta, Georgia 30326
Fax: (404) 365-9532

MORRIS, MANNING & MARTIN, LLP

Ms. Sonia Barros, Special Counsel

Securities and Exchange Commission

November 29, 2010

Response: The Company has revised the disclosure on page 82 of the prospectus in response to the Staff’s comment. The Company defines MFFO as funds from operations, as calculated pursuant to the definition adopted by NAREIT, excluding acquisition-related costs, impairment charges and adjustments to fair value for derivatives not qualifying for hedge accounting. However, if a trade or industry group promulgates a different definition of MFFO applicable to listed or non-listed REITs that the Company adopts in its periodic reports filed with the SEC, MFFO will have the meaning of such different definition. To determine MFFO for a particular property, the Company will makes such measurement on the date of acquisition, based upon the in-place rents and debt (whether assumed or used in the acquisition) on the acquisition date. The Company also revised the disclosure in the “Prospectus Summary – Compensation to Our Advisor and its Affiliates” section on page 14, the “Management - The Advisor” section beginning on page 81, and the “Management Compensation” section on page 86 of the prospectus in response to the Staff’s comment.

2.	In addition, please tell us if you view MFFO as a liquidity measure and what consideration you have given to distribution coverage as it relates to cash flow from operations calculated in accordance with GAAP.

Response: The Company views MFFO, in connection with the sourcing fee, as a performance measure, not a liquidity measure. The intent of providing a MFFO driven threshold is to focus the advisor and its affiliates to find and manage assets that support yield to investors. The Company has revised the disclosure beginning on page 116 the prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Funds from Operations and Modified Funds from Operations.” When non-GAAP numbers are provided, the Company will reconcile those numbers to the nearest GAAP performance measure. The Company notes that while it considers cash flow from operations calculated in accordance with GAAP, it discloses throughout the prospectus that it may use sources other than cash flow from operations to pay distributions.

3.	We note your revisions on page 15. Please tell us the relationship between the asset management fees described on page 15 and the sourcing fee described on page 14. If you will be required to pay both to your advisor, please revise your disclosure to clarify.

Response: The Company confirms that there is no relationship between the asset management fee and the sourcing fee. The sourcing fee is determined at the time of acquisition, and as disclosed in footnote 5 on page 90 of the prospectus, is part of the overall charter limitations on acquisition fees. The asset management fee is an on-going fee that is payable monthly, at which time the determination will be made if the fee is required to be deferred. The Company has revised the disclosure on page 90 of the prospectus, in footnotes 5 and 6 to the “Management Compensation” table in response to the Staff’s comment to disclose that “payment of the sourcing fee is not related to the payment or deferral of the asset management fee. Therefore, we may pay a sourcing fee related to the acquisition of a property, but defer our payment of the asset management fee, or, we may pay our asset management fee, but not pay a sourcing fee on a particular acquisition.”

MORRIS, MANNING & MARTIN, LLP

Ms. Sonia Barros, Special Counsel

Securities and Exchange Commission

November 29, 2010

Market Overview, page 60

4.	We note the newly added factual information in this section of the document, such as information from the US Census Bureau, the US Bureau of Labor Statistics and the US Department of Health and Human Services. Please provide supplemental support for these factual assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced.

Response: The Company submitted supplemental support for the factual assertions of the US Census Bureau, the US Bureau of Labor Statistics and the US Department of Health and Human Services. The supplemental materials highlight the specific information that supports the statement referenced.

Financial Statements

Notes to Balance Sheet, pages F-4 to F-18

5.	We note your response to prior comment 2 in our letter dated September 9, 2010. Please update your headings in the notes to the balance sheets to indicate that the notes are as of September 30, 2010 (unaudited) and December 31, 2009 as the notes to the financial statements are applicable to the audited balance sheet as of December 31, 2009.

Response: The Company has revised the disclosure on pages F-4 through F-18 to update the headings that the notes are as of “September 30, 2010 (unaudited) and December 31, 2009 (audited)” in response to the Staff’s comment.

Note 4 - Related Party Arrangements, pages F-12 to F-13

6.	We note that the estimated amounts disclosed for the maximum offering scenario and the maximum offering scenario assuming maximum leverage do not agree with the disclosures on pages 13 and 85. Please provide to us and disclose a reconciliation of these amounts.

Response: The Company has revised the disclosure on pages F-12 and F-13 of the prospectus to conform and reconcile the disclosed amounts in response to the Staff’s comment.

Sales Literature – CV REIT Initial Brochure

7.	We note your response to comment 1 in our letter dated October 28, 2010. We continue to believe that you should remove the individual, generic, interior photographs from the front cover of the sales brochure, as well as from the front cover of the CVMCR Folder Kit, as Carter Validus Mission Critical REIT, Inc. does not currently own any properties. Also, please revise to limit the number of photographs used in this sales brochure to one photograph each of the types of properties that you intend to acquire – data center, medical and educational.

MORRIS, MANNING & MARTIN, LLP

Ms. Sonia Barros, Special Counsel

Securities and Exchange Commission

November 29, 2010

Response: In accordance with the undersigned’s telephone conference with the Staff, the Company will respond to this comment under separate cover. The Company will not use the sales literature until it is cleared for use by the Commission.

8.	We note your response to comment 2 in our letter dated October 28, 2010 as well as your amended disclosure in the prospectus beginning on page 60. You state that certain information that is not currently contained in the prospectus is not material but instead is general background information relating to the industry. Please tell us which information you are referring to and please make specific materiality arguments for each piece of information contained in the sales literature that does not also appear in the prospectus.

Response: In accordance with the undersigned’s telephone conference with the Staff, the Company will respond to this comment under separate cover. The Company will not use the sales literature until it is cleared for use by the Commission.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky
Heath D. Linsky

HDL:tjr

Enclosures

cc:	John E. Carter
Lisa Drummond
Lauren B. Prevost, Esq.